

02012638

1-14712

P.E. 1/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002


PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

**FRANCE TELECOM**
(Translation of registrant's name into English)

**6, place d'Alleray, 75505 Paris Cedex 15, France**
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933 on Registration Statement No. 333-13892 and part of a prospectus covering securities that have been registered under the Securities Act of 1933 on Registration Statement No. 333-13662.



PADOCS01/217107.2

Enclosure:

France Telecom press release, figures and presentation regarding full year 2001 revenues.

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS**

*This document contains forward-looking statements, including, without limitation, certain statements made in the press release dated January 29, 2002 and the slide entitled "Impact of ADSL on France Telecom." Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels and the factors listed in Item 3 of its Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on November 8, 2001. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.*

Paris, January 29, 2002

# France Telecom revenues up 28 percent in 2001

## Strong increase reflects robust development of international activities, led by Europe

- **International revenues advanced 77 percent in 2001 and now account for 36 percent of consolidated revenues, up from 26 percent in 2000 and 13 percent in 1999.**
- **The France Telecom Group had 91.7 million customers at December 31, 2001, including nearly 40 percent outside of France.**
- **France Telecom is the leader in France and the U.K. with Orange and Wanadoo, confirming its position as a major player in the European wireless and Internet markets.**
- **With the consolidation of Equant, France Telecom is one of the world leaders in network services for multinational businesses in 2001.**

*FRANCE TELECOM CONSOLIDATED REVENUES*

| *(In million of euros)* | *At Dec. 31, 2000* | *At Dec. 31, 2001* | *% of 2001 total* | *Change 2001/2000 (in %)* |
|---|---|---|---|---|
| **Total revenues** | **33,674** | **43,026** | **100.0** | **+ 27.8** |
| Of which revenues outside France | 8,688 | 15,400 | 35.8 | + 77.3 |
| **Revenues by product line (*) :** | | | | |
| **Orange** | **8,653** | **14,769** | **34.3** | **+ 70.7** |
| Of which Orange France | 5,335 | 6,549 | 15.2 | + 22.8 |
| Orange UK | 1,653 | 5,335 | 12.4 | n.s. |
| Orange Rest of World | 1,665 | 2,885 | 6.7 | + 73.3 |
| **Wanadoo** | **1,054** | **1,461** | **3.4** | **+ 38.6** |
| Of which Internet Access, Portals and e-Merchant | 310 | 618 | 1.4 | + 99.4 |
| Directories and Business Services | 744 | 843 | 2.0 | + 13.3 |
| **Fixed-Line, Voice and Data Services - France** | **18,657** | **19,832** | **46.1** | **+ 6.3** |
| Of which Fixed-line telephony [2] | 13,146 | 13,837 | 32.2 | + 5.3 |
| Corporate network services | 2,427 | 2,684 | 6.2 | + 10.6 |
| Online services | 787 | 932 | 2.2 | + 18.4 |
| Broadcasting and cable TV | 1,010 | 1,058 | 2.5 | + 4.8 |
| **Fixed-Line, Voice and Data Services-International** | **5,310** | **6,964** | **16.2** | **+ 31.1** |

(*) After intra-group eliminations, historical data.

**France Telecom's consolidated revenues** were 43.0 billion euros in 2001, representing annual growth of 27.8 percent.

France Telecom's customer base also rose sharply. At December 31, 2001, the Group had 91.7 million customers, a 19.1-percent increase over the end of 2000 (77.0 million customers).

This second consecutive year of robust revenue growth reflects the Group's rapid international expansion. International businesses posted a 77.3-percent increase in revenues in 2001, following a rise of 149.7 percent in 2000. Revenues from activities outside of France have more than quadrupled in two years and now account for 35.8 percent of France Telecom's consolidated revenues. This compares with 25.8 percent in 2000 and 12.8 percent in 1999.

Excluding the effects of changes in consolidation and exchange rates during 2001, revenues grew 7.1 percent in 2001. On a comparable basis, i.e. using France Telecom Group's scope of consolidation in 2001 to calculate 2000 revenues, revenues increased 8,5 percent (on a pro forma, unaudited basis).

Commenting on these figures, France Telecom Chairman Michel Bon said: "The increase in our revenues for 2001 confirms France Telecom Group's strong growth. Our strategy of pursuing international expansion and leveraging the development of wireless and Internet businesses continues to pay off. Our three main subsidiaries — Orange, Wanadoo and Equant — all boosted their market shares in 2001 while improving their margins. In 2002, new growth paths, particularly broadband solutions in both the fixed and wireless segments, should enable us to achieve double-digit revenue growth for the fourth consecutive year."

**Orange revenues contributed to France Telecom** totaled 14.8 billion euros at December 31, 2001, a jump of 70.7 percent. Operations by the UK wireless operator Orange plc were consolidated in France Telecom financial statements as of September 1, 2000. On a pro forma basis[1] revenues advanced 26.4 percent. Orange had a total controlled customer base of 39.3 million at December 31, 2001, adding 8.8 million customers during the year for an increase of 28.8 percent. This compares with 30.5 million at December 31, 2000.

*Orange France* continued to expand, recording revenues of 6.5 billion euros in 2001, a year-to-year rise of 22.8 percent. At December 31, 2001 *Orange France* had 17.8 million customers, compared with 14.3 million at the end of the previous year, an increase of 24,5 percent. This vigorous growth in the customer base enabled Orange to maintain its leadership in the French wireless market with a market share of 48.2 percent at year-end, the same as the end of 2000.

*Orange U.K.* had revenues of 5.3 billion euros for the year ended December 31, 2001. This represents pro forma growth of 26.7 percent compared to end 2000. Orange had 12.4 million customers in the U.K. at the end of 2001, a 26.0 percent increase over 9.8 million at December 31, 2000. This confirms Orange's position as number one in terms of active customers in the U.K. Orange was number three in this market when it was acquired by France Telecom in August 2000.

In 2001 in both France and the U.K., the rate of decrease in total Average Revenue Per User (ARPU) slowed significantly. In France this resulted from stabilization in the proportion of prepaid customers in Orange France's customer base (47 percent at end 2001), which had risen significantly over the three previous years. In the U.K. this trend reflects an increase in ARPU from contract customers, who generate higher ARPU than do prepaid customers ; in addition, the decline in ARPU from prepaid customers slowed in 2001.

Revenues from *Orange Rest of World* continued to grow rapidly in 2001, advancing 41.6 percent over the previous year on a pro forma basis. The controlled customer base for Orange Rest of World jumped 42.6 percent (on a pro forma basis) to 9.1 million at end 2001, compared with 6.4 million a year earlier.

**Wanadoo revenue contributed to France Telecom** were 1,461 million euros in 2001, up 38.6 percent over the previous year. Excluding the effects of changes in consolidation and exchange rates, revenues advanced 26.6 percent. Consumer Internet services (*Internet Access, Portals and e-Merchant*) experienced continued strong growth, rising 99.4 percent over the previous year (68.1 percent excluding Freeserve). Wanadoo's revenue growth was also buoyed by its directories business, which posted a 13.3-percent increase in revenues in 2001.

Wanadoo had 6.067 million active customers at December 31, 2001, representing annual growth of 148.5 percent (56.6 percent excluding Freeserve). In France, the number of subscribers to broadband services, notably cable and ADSL, accelerated to reach 415,000 out of a total subscriber base of 3.001 million at December 31, 2001. In the U.K., Freeserve saw a significant rise in the number of customers to its pay service, who represented 29 percent of its total customer base at December 31, 2001, up from 19 percent a year earlier. With Wanadoo, France Telecom is building a leader in the Internet in Europe.

**Consolidated revenues from Fixed-Line, Voice and Data Services – France** totaled 19.8 billion euros in 2001, remaining stable in comparison with the previous year. On a comparable basis[2] revenues for this segment decreased 1.2 percent. Expanded revenues from corporate networks and online services offset virtually the entire decrease in revenues from fixed-line telephony.

On a comparable basis *fixed-line telephony* revenues declined 5.0 percent, primarily due to cuts in domestic and international rates. Internet access calls (not including access via ADSL) experienced vigorous annual growth of 87.3 percent and accounted for a growing share of the 13.4-percent total increase in total telephone traffic in France in 2001.

The share of long-distance traffic (domestic and international) carried by competing fixed-line operators interconnected to the France Telecom network represented 36 percent at the end of December 2001. Figures for the fourth quarter 2001 confirmed the slow-down in France Telecom's loss of long-distance market share since March 2001. France Telecom's share of the long-distance market slipped 3.2 points in 2001, compared with 13.5 points in 2000.

Demand from corporate customers for high-speed digital leased lines and Internet network solutions was particularly strong in 2001, resulting in a 10.6-percent annual increase in revenues from corporate network services.

Revenues from *online services* advanced 18.4 percent in 2001, reflecting growth in local low-speed Internet access calls and the development of broadband ADSL Internet access. Indeed, 2001 marked the beginning of the commercial success of France Telecom's broadband offering. The number of ADSL customers increased six-fold in one year, going from 68,000 at December 31, 2000 to 430,000 (including 22,000 corporate broadband internet access) at December 31, 2001.

**Consolidated revenues from Fixed-line, voice and data services – International** showed growth of 31.1 percent in 2001. This was largely due to changes in consolidation, notably the full consolidation of Equant with effect from July 1, 2001. Excluding the effects of changes in consolidation and exchange rates, revenues were up 7.3 percent. Equant's revenues from services for multinational businesses grew 12.1 percent in 2001 on a pro forma basis and has confirmed its position as a top-tier global provider of communications solutions for multinational corporations.

**Key consolidated figures at December 31, 2001**

At December 31, 2001 the France Telecom Group (including companies in which France Telecom holds a controlling interest) served a total of 91.7 million customers, with the following breakdown by service:

| | Customers (in millions) |
|---|---|
| Wireless Communications | 43.2 |
| Fixed-line Telephony | 40.0 |
| Internet Access (active customers) | 6.3 |
| Cable Networks | 2.2 |

The France Telecom Group added 14.7 million new customers in 2001, an annual increase of 19.1 percent. This increase came mainly from the rapid expansion of international businesses, where the new customer growth rate reached 38.1 percent. At December 31, 2001 the number of customers outside of France reached 35.9 million, representing nearly 40 percent of France Telecom's total customer base.

The development of wireless services continued at a sustained rate, adding 10.1[3] million new customers in 2001 for an annual growth rate of 30.6 percent. The development of Internet access services also accelerated in 2001, energized by broadband solutions. The active customer base increased 2.4 times in one year, representing 3.7 million new active customers. This expansion includes the customer base of the U.K. Internet access provider Freeserve, which has been consolidated since March 2001 (a total of 2.2 million active customers).

*

* *

*This document contains forward-looking statements. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels and the factors listed in Item 3 of its Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on November 8, 2001. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.*

---

[1] Pro forma figures for Orange for 2000 were calculated as if the Orange group had existed in its current form, from either the date each constituent company was formed, or January 1, 2000 which ever is earlier. These figures were established using unconsolidated accounts of the constituents companies. These are unaudited figures and are provided by France Telecom solely for purposes of comparison.

[2] The contractual terms of licenses granted to wireless operators in France were changed in late 2000. Charges for calls from fixed-line network subscribers to wireless network subscribers are now determined by the fixed-line operators. Consequently, with effect from January 1, 2001, France Telecom's fixed-line telephony revenues include revenues from fixed-to-wireless calls billed to fixed network customers. In addition, the call termination costs that France Telecom pays to third-party wireless operators to transport these calls on their networks are integrated in operating expenses for the period

[3] This figure includes customers of Orange and other France Telecom wireless subsidiaries (including Egypt, Lebanon, Jordan , El Salvador...)

# FRANCE TELECOM 2001 REVENUES

| In bn of euros | 2000 | | | | | 2001 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 | Q3 | Q4 | FY | % of change 01 vs 00 |
| **1 - ORANGE** | | | | | | | | | | | |
| Orange France | 1,159 | 1,302 | 1,443 | 1,431 | 5,335 | 1,442 | 1,591 | 1,724 | 1,792 | 6,549 | 22,8% |
| Orange UK | | | 0,416 | 1,237 | 1,653 | 1,253 | 1,311 | 1,386 | 1,385 | 5,335 | 222,7% |
| Rest of World | 0,291 | 0,367 | 0,445 | 0,562 | 1,665 | 0,656 | 0,685 | 0,745 | 0,799 | 2,885 | 73,3% |
| **Total Orange revenues** | 1,450 | 1,669 | 2,304 | 3,230 | 8,653 | 3,351 | 3,587 | 3,855 | 3,976 | 14,769 | 70,7% |
| **2 - WANADOO** | | | | | | | | | | | |
| Access, portals and e-commerce | 0,044 | 0,061 | 0,089 | 0,116 | 0,310 | 0,112 | 0,149 | 0,153 | 0,204 | 0,618 | 99,4% |
| Directory and business services | 0,140 | 0,186 | 0,209 | 0,209 | 0,744 | 0,178 | 0,203 | 0,230 | 0,232 | 0,843 | 13,3% |
| **Total Wanadoo revenues** | 0,184 | 0,247 | 0,298 | 0,325 | 1,054 | 0,290 | 0,352 | 0,383 | 0,436 | 1,461 | 38,6% |
| *Of which in France* | 0,176 | 0,241 | 0,274 | 0,303 | 0,994 | 0,249 | 0,296 | 0,336 | 0,364 | 1,245 | 25,3% |
| *Of which outside France* | 0,008 | 0,006 | 0,024 | 0,022 | 0,060 | 0,041 | 0,056 | 0,047 | 0,072 | 0,216 | 260,0% |
| **3 - FIXED LINE VOICE AND DATA SERVICES IN FRANCE** | | | | | | | | | | | |
| **3.1 Fixed line telephony services** | 3,440 | 3,244 | 3,210 | 3,252 | 13,148 | 3,505 | 3,503 | 3,370 | 3,459 | 13,837 | 5,3% |
| Subscription fees | 1,282 | 1,275 | 1,276 | 1,325 | 5,158 | 1,383 | 1,394 | 1,402 | 1,442 | 5,621 | 9,0% |
| Domestic calling | 1,509 | 1,316 | 1,196 | 1,187 | 5,208 | 1,435 | 1,331 | 1,210 | 1,314 | 5,290 | 1,6% |
| International telephone services | 0,307 | 0,294 | 0,319 | 0,284 | 1,204 | 0,272 | 0,310 | 0,290 | 0,254 | 1,126 | -6,5% |
| Payphones and calling card services | 0,141 | 0,153 | 0,190 | 0,156 | 0,640 | 0,141 | 0,161 | 0,184 | 0,143 | 0,629 | -1,7% |
| Interconnexion fees | 0,201 | 0,206 | 0,229 | 0,300 | 0,936 | 0,274 | 0,307 | 0,284 | 0,306 | 1,171 | 25,1% |
| **3.2 Corporate network services** | 0,558 | 0,588 | 0,609 | 0,672 | 2,427 | 0,667 | 0,692 | 0,663 | 0,662 | 2,684 | 10,6% |
| Leased lines | 0,280 | 0,297 | 0,324 | 0,354 | 1,255 | 0,321 | 0,345 | 0,314 | 0,309 | 1,289 | 2,7% |
| Data networks | 0,278 | 0,291 | 0,285 | 0,318 | 1,172 | 0,346 | 0,347 | 0,349 | 0,353 | 1,395 | 19,0% |
| **3.3 Online services** | 0,181 | 0,197 | 0,206 | 0,203 | 0,787 | 0,230 | 0,237 | 0,226 | 0,239 | 0,932 | 18,4% |
| Teletel, Audiotel and Internet access | 0,162 | 0,177 | 0,172 | 0,209 | 0,720 | 0,220 | 0,216 | 0,207 | 0,218 | 0,861 | 19,6% |
| Other online services | 0,019 | 0,020 | 0,034 | -0,006 | 0,067 | 0,010 | 0,021 | 0,019 | 0,021 | 0,071 | 6,0% |
| **3.4 Broadcasting and cable television services** | 0,241 | 0,249 | 0,249 | 0,271 | 1,010 | 0,244 | 0,276 | 0,263 | 0,275 | 1,058 | 4,8% |
| Domestic broadcasting services | 0,202 | 0,206 | 0,211 | 0,227 | 0,846 | 0,206 | 0,231 | 0,219 | 0,230 | 0,886 | 4,7% |
| Domestic cable television services | 0,039 | 0,043 | 0,038 | 0,044 | 0,164 | 0,038 | 0,045 | 0,044 | 0,045 | 0,172 | 4,9% |
| **3.5 Other revenues** | 0,322 | 0,321 | 0,351 | 0,293 | 1,287 | 0,343 | 0,287 | 0,327 | 0,364 | 1,321 | 2,6% |
| Equipment sales | 0,091 | 0,090 | 0,104 | 0,079 | 0,364 | 0,110 | 0,073 | 0,095 | 0,109 | 0,387 | 6,3% |
| Equipment rentals and maintenance | 0,133 | 0,128 | 0,155 | 0,134 | 0,550 | 0,123 | 0,136 | 0,126 | 0,129 | 0,514 | -6,5% |
| Other products | 0,098 | 0,103 | 0,092 | 0,080 | 0,373 | 0,110 | 0,078 | 0,106 | 0,126 | 0,420 | 12,6% |
| **Total fixed line voice and data services in France** | 4,742 | 4,599 | 4,625 | 4,691 | 18,657 | 4,989 | 4,995 | 4,849 | 4,999 | 19,832 | 6,3% |
| **4 - INTERNATIONAL FIXED LINE VOICE AND DATA SERVICES** | | | | | | | | | | | |
| Fixed line telephony | 0,527 | 0,636 | 0,597 | 0,617 | 2,377 | 0,600 | 0,651 | 0,661 | 0,662 | 2,574 | 8,3% |
| Global telecommunications services | 0,095 | 0,283 | 0,280 | 0,318 | 0,976 | 0,274 | 0,271 | 0,820 | 0,789 | 2,154 | 120,7% |
| Other mobile telecommunications services | 0,203 | 0,353 | 0,335 | 0,354 | 1,245 | 0,358 | 0,343 | 0,378 | 0,351 | 1,430 | 14,9% |
| Broadcasting and cable television services | 0,080 | 0,085 | 0,090 | 0,094 | 0,349 | 0,090 | 0,091 | 0,108 | 0,113 | 0,402 | 15,2% |
| Other revenues | 0,075 | 0,096 | 0,100 | 0,092 | 0,363 | 0,091 | 0,091 | 0,121 | 0,101 | 0,404 | 11,3% |
| **Total international fixed line voice and data services** | 0,980 | 1,453 | 1,402 | 1,475 | 5,310 | 1,413 | 1,447 | 2,088 | 2,016 | 6,964 | 31,1% |
| **TOTAL CONSOLIDATED REVENUES** | 7,356 | 7,968 | 8,629 | 9,721 | 33,674 | 10,043 | 10,381 | 11,175 | 11,427 | 43,026 | 27,8% |
| *Of which in France* | 6,077 | 6,142 | 6,342 | 6,425 | 24,986 | 6,680 | 6,882 | 6,909 | 7,155 | 27,626 | 10,6% |
| *Of which outside France* | 1,279 | 1,826 | 2,287 | 3,296 | 8,688 | 3,363 | 3,499 | 4,266 | 4,272 | 15,400 | 77,3% |

**Impact on 2001 revenues from main acquisitions and divestitures**

| Impact of Acquisitions | in billion of euros |
|---|---|
| Total | 5,653 |
| Orange | 4,204 |
| Equant | 1,046 |
| Mobinil | 0,155 |
| Freeserve, Indice Multimedia | 0,126 |
| Telecom Mauritius | 0,061 |

| Impact of Divestitures | in billion of euros |
|---|---|
| Total | 0,020 |



Direction des Relations avec les Investisseurs -29/01/02

## FRANCE TELECOM TRAFFIC IN FRANCE, FULL YEAR 2001

### Traffic by revenues items

| in billion of minutes | 2000 | | | | | 2001 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 | Q3 | Q4 | FY | %change 2001vs 2000 |
| Domestic calls | 31,6 | 29,0 | 25,8 | 29,9 | 116,3 | 30,5 | 28,0 | 25,2 | 28,2 | 111,9 | -3,8% |
| International traffic | 1,8 | 1,8 | 1,7 | 1,7 | 6,9 | 1,7 | 1,7 | 1,7 | 1,7 | 6,8 | -2,3% |
| *Of which outgoing* | *0,8* | *0,8* | *0,7* | *0,7* | *3,0* | *0,7* | *0,7* | *0,7* | *0,7* | 2,9 | *-4,3%* |
| *Of which incoming* | *1,0* | *1,0* | *1,0* | *0,9* | *3,9* | *1,0* | *1,0* | *1,0* | *0,9* | 3,9 | *-0,7%* |
| Payphones and prepaid cards | 0,9 | 0,9 | 1,1 | 0,9 | 3,8 | 0,8 | 0,8 | 0,9 | 0,8 | 3,3 | -14,9% |
| Interconnection (1) | 6,7 | 8,1 | 9,3 | 11,7 | 35,8 | 13,5 | 14,4 | 14,0 | 15,9 | 57,8 | 61,7% |
| **FIXED TELEPHONY TRAFFIC (2)** | **41,0** | **39,8** | **37,8** | **44,2** | **162,9** | **46,5** | **45,0** | **41,9** | **46,5** | **179,8** | **10,4%** |
| Mobile outgoing traffic | 3,1 | 3,2 | 3,3 | 3,7 | 13,4 | 4,0 | 4,0 | 4,2 | 4,6 | 16,8 | 25,4% |
| Others (3) | 3,9 | 4,1 | 4,0 | 4,6 | 16,6 | 5,4 | 5,4 | 5,2 | 6,2 | 22,2 | 33,5% |
| **TOTAL TRAFFIC (2)** | **48,1** | **47,1** | **45,1** | **52,6** | **192,9** | **55,9** | **54,4** | **51,3** | **57,3** | **218,8** | **13,4%** |

*(1) : including Internet access via interconnection*
*(2) : excluding ADSL Internet access*
*(3) : Audiotel, Teletel, Wanadoo access*

| | Q1 2000 | Q2 2000 | Q3 2000 | Q4 2000 | FY 2000 | Q1 2001 | Q2 2001 | Q3 2001 | Q4 2001 | FY 2001 | %change |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **FRANCE TELECOM TRAFFIC (1)** | **41,4** | **39,0** | **35,9** | **40,9** | **157,1** | **42,3** | **40,0** | **37,3** | **41,4** | **161,0** | **2,5%** |

*(1) : Excluding Interconnection traffic*

### Traffic by usage

| in billion of minutes | 2000 | | | | | 2001 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | FY | Q1 | Q2 | Q3 | Q4 | FY | %change 2001vs 2000 |
| Mobile traffic (incoming and outgoing) | 4,8 | 5,0 | 5,1 | 5,5 | 20,3 | 5,7 | 5,8 | 6,0 | 6,5 | 24,0 | 18,0% |
| Internet traffic (1) | 5,8 | 6,6 | 6,7 | 9,8 | 28,8 | 12,6 | 13,4 | 12,9 | 15,2 | 54,0 | 87,3% |
| Traditional Usages | 31,5 | 29,2 | 26,8 | 29,6 | 117,2 | 29,3 | 26,9 | 24,3 | 26,8 | 107,4 | -8,4% |

*(1) : Internet traffic includes the traffics of most ISPs (of which Wanadoo) except ADSL access*


france telecom

## TOTAL SUBSCRIBERS IN CONTROLLED SUBSIDIARIES FY 2001

| France | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|
| | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| *mobile* | *14 311* | *17 823* | *25%* | *17 823* |
| *fixed* | *34 114* | *34 151* | *0%* | *34 151* |
| *Internet* | *1 831* | *3 001* | *64%* | *3 001* |
| *cable* | *769* | *824* | *7%* | *824* |
| **Total France** | **51 024** | **55 798** | **9%** | **55 798** |

| Europe (excluding France) | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|
| | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| *mobile* | *15 853* | *20 520* | *29%* | *20 520* |
| *fixed* | *1 937* | *2 549* | *32%* | *2 549* |
| *Internet* | *679* | *3 128* | *361%* | *3 128* |
| *cable* | *1 328* | *1 351* | *2%* | *1 351* |
| **Total Europe (excl. France)** | **19 797** | **27 549** | **39%** | **27 549** |

| World (excluding Europe) | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|
| | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| *mobile* | *4 796* | *6 971* | *45%* | *4 841* |
| *fixed* | *5 470* | *5 685* | *4%* | *3 308* |
| *Internet* | *235* | *379* | *61%* | *208* |
| *cable* | - | | *na* | - |
| **Total World (excluding Europe)** | **10 502** | **13 035** | **24%** | **8 357** |



| Total | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|
| | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| **Total Europe (including France)** | **70 821** | **83 347** | ***18%*** | **83 347** |
| **Total World (excluding France)** | **30 299** | **40 584** | ***34%*** | **35 906** |
| **Total World (including France)** | **81 324** | **96 382** | ***19%*** | **91 705** |


france telecom

# TOTAL MOBILE SUBSCRIBERS FY 2001

## 1- Consolidated companies

| | Europe | | Interest (%) | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|---|---|---|
| | Country | Company/brand | at 12/31/01 | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| 1 | France | Orange France | 100,0% | 14 311 | 17 823 | 25% | 17 823 |
| 2 | Belgium | Mobistar | 50,8% | 1 800 | 2 547 | 42% | 2 547 |
| 3 | Denmark | Orange (Mobilix) | 53,6% | 517 | 600 | 16% | 600 |
| 4 | Moldava | Voxtel | 53,2% | 55 | 106 | 95% | 106 |
| 5 | Netherlands | Dutchtone | 100,0% | 1 023 | 1 114 | 9% | 1 114 |
| 6 | Romania | Mobilrom | 67,8% | 1 222 | 1 637 | 34% | 1 637 |
| 7 | Slovakia | Globtel | 64,3% | 617 | 1 205 | 95% | 1 205 |
| 8 | Switzerland | Orange (OCSA) | 99,8% | 786 | 925 | 18% | 925 |
| 9 | UK | Orange Plc | 100,0% | 9 834 | 12 387 | 26% | 12 387 |
| | Total Europe (excl. France) | | | 15 853 | 20 520 | 29% | 20 520 |
| | Total Europe (incl. France) | | | 30 164 | 38 343 | 27% | 38 343 |
| | of which Orange Europe | | | 30 110 | 38 237 | 27% | 38 237 |

| | World (excluding Europe) | | Interest (%) | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|---|---|---|
| | Country | Company/brand | at 12/31/01 | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| 10 | Botswana | Vista | 51,0% | 53 | 96 | 80% | 96 |
| 11 | Cameroon | SCM (Mobilis) | 70,0% | 81 | 211 | 160% | 211 |
| 12 | Ivory Coast | Ivoiris | 85,0% | 212 | 343 | 62% | 343 |
| 13 | Lebanon | Cellis | 67,0% | 383 | 385 | 1% | 385 |
| 14 | Madagascar | Antaris | 33,6% | 47 | 104 | 122% | 104 |
| 15 | Rep Dominicana | FT Dominicana (Orange) | 86,0% | 20 | 279 | 1306% | 279 |
| 16 | Salvador | CTE Personal | 26,0% | 164 | 189 | 15% | 189 |
| 17 | Senegal | Sonatel | 42,3% | 196 | 302 | 54% | 302 |
| 18 | Argentina/Paraguay | Telecom Personal (1) | 14,0% | 2 003 | 2 210 | 10% | 1 105 |
| 19 | Paraguay | Nucleo (1) | 9,4% | 319 | 501 | 57% | 251 |
| 20 | Egypt | ECMS (MobiNil) (2) | 36,4% | 1 218 | 2 034 | 67% | 1 449 |
| 21 | Jordan | MobileCom (3) | 35,2% | 63 | 133 | 110% | 53 |
| 22 | Mauritius Islands | CellPlus (3) | 40,0% | 59 | 184 | 212% | 74 |
| | Adjustments | Adj. - late changes | - | -22 | - | - | - |
| | Total World (excluding Europe) | | | 4 796 | 6 971 | 45% | 4 841 |
| | of which Orange World (excluding Europe) | | | 391 | 1 033 | 164% | 1 033 |

| Total | Enterprise subs ('000) | | | Controlled subs ('000) |
|---|---|---|---|---|
| | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| Total World (excl. France) | 20 650 | 27 492 | 33% | 25 361 |
| Total World (incl. France) | 34 961 | 45 315 | 30% | 43 184 |
| of which Orange | 30 501 | 39 270 | 29% | 39 270 |

## 2 - Other assets

| | | | Interest (%) | Enterprise subs ('000) | | | Equity subs ('000) |
|---|---|---|---|---|---|---|---|
| | Country | Company/brand | at 12/31/01 | at 12/31/00 | at 12/31/01 | FY01/FY00 (%) | at 12/31/01 |
| 23 | Austria | Connect Austria - One | 17,5% | 1 150 | 1 350 | 17% | 236 |
| 24 | India | BPL Mobile (4) | 26,0% | 262 | 330 | 26% | 86 |
| 25 | Italy | Wind | 26,6% | 4 924 | 7 682 | 56% | 2 042 |
| 26 | Poland | Centertel | 34,0% | 1 650 | 2 785 | 69% | 947 |
| 27 | Portugal | Optimus (5) | 20,0% | 1 410 | 1 788 | 27% | 358 |
| 28 | Thailand | TA Orange | 49,0% | | 13 | na | 6 |
| | Total World | | | 9 396 | 13 948 | 48% | 3 674 |
| | of which Orange | | | 7 746 | 11 163 | 44% | |

(1) : company consolidated on a proportionately basis (50%)

(2) : company consolidated on a proportionately basis (71.25% as of 01/01/01; 46.1% previously)

(3) : company consolidated on a proportionately basis (40%)

(4) : figure for 2001, september

(5) : figure for the previous month (2001, november)

Orange is also present in Sweden and in Germany.

Moblicom and Hutchison Germany, are only considered as mobile service providers

 : Orange direct interest (%)


france telecom

# TOTAL FIXED TELEPHONY LINES FY 2001

## 1- Consolidated companies

### Europe

| | Country | Company | Interest (%) at 12/31/01 | Enterprise lines ('000) at 12/31/00 | Enterprise lines ('000) at 12/31/01 | FY01/FY00 (%) | Controlled lines ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 1 | France | France Telecom | 100,0% | 34 114 | 34 151 | 0% | 34 151 |
| 2 | Belgium | Mobistar | 50,8% | 149 | 215 | 44% | 215 |
| 3 | Denmark | Mobilix (5) | 53,6% | 67 | 78 | 17% | 78 |
| 4 | Spain | Uni 2 | 100,0% | 1 690 | 2 180 | 29% | 2 180 |
| | Spain | Catalana | 75,0% | 31 | 76 | 147% | 76 |
| | Total Europe (excl. France) | | | 1 937 | 2 549 | 32% | 2 549 |
| | Total Europe (incl. France) | | | 36 051 | 36 700 | 2% | 36 700 |

### Rest of the world

| | Country | Company | Interest (%) at 12/31/01 | Enterprise lines ('000) at 12/31/00 | Enterprise lines ('000) at 12/31/01 | FY01/FY00 (%) | Controlled lines ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 5 | Ivory Coast | CI-Telcom | 45,9% | 267 | 294 | 10% | 294 |
| 6 | Salvador | CTE | 26,0% | 570 | 598 | 5% | 598 |
| 7 | Senegal | Sonatel | 42,3% | 206 | 236 | 15% | 236 |
| 8 | Argentina | Telecom Argentina (1) | 14,0% | 3 538 | 3 584 | 1% | 1 792 |
| 9 | Jordan | Jordan Telecom (2) | 35,2% | 614 | 667 | 9% | 267 |
| 10 | Mauritius Islands | Mauritius Telecom (2) | 40,0% | 276 | 307 | 11% | 123 |
| | Total ROW | | | 5 470 | 5 685 | 4% | 3 308 |

### Total

| | Enterprise lines ('000) at 12/31/00 | Enterprise lines ('000) at 12/31/01 | FY01/FY00 (%) | Controlled lines ('000) at 12/31/01 |
|---|---|---|---|---|
| Total World (excl. France) | 7 407 | 8 234 | 11% | 5 858 |
| Total World (incl. France) | 41 521 | 42 385 | 2% | 40 009 |

## 2 - Affiliates

| | Country | Company | Interest (%) at 12/31/01 | Enterprise lines ('000) at 12/31/00 | Enterprise lines ('000) at 12/31/01 | FY01/FY00 (%) | Equity lines ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 11 | Germany | MobilCom (3) (5) | 28,4% | 892 | 912 | 2% | 259 |
| 12 | Italy | Wind (4) | 26,6% | 2 300 | 7 996 | 248% | 2 125 |
| 13 | Poland | TPSA | 33,9% | 10 053 | 10 440 | 4% | 3 542 |
| 14 | Portugal | Novis (5) | 43,3% | 192 | 344 | 79% | 149 |
| | Total World | | | 13 437 | 19 692 | 47% | 6 076 |

(1) : company consolidated on a proportionately basis (50%)

(2) : company consolidated on a proportionately basis (40%)

(3) : figure for call-by-call users

(4) : for december, 2001, after the acquisition of Infostrada

(5) : estimate for 12/31/2001

these figures do not include the lines of companies that are not fully consolidated or affiliated (NTL, ..)


france telecom

## TOTAL INTERNET SUBSCRIBERS FY 2001

### 1- Consolidated companies

**Europe**

| | Country | Company | Interest (%) at 12/31/01 | Enterprise subs ('000) at 12/31/00 | Enterprise subs ('000) at 12/31/01 | FY01/FY00 (%) | Controlled subs ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 1 | *France* | *Wanadoo* | 100,0% | *1 831* | *3 001* | *64%* | *3 001* |
| 2 | *Belgium* | *Wanadoo (1)* | 100,0% | *63* | *99* | *57%* | *99* |
| 3 | *Denmark* | *Mobilix/Wanadoo (1)* | 100,0% | *76* | *73* | *-4%* | *73* |
| 4 | *Netherlands* | *Wanadoo, incl. Casema (1)* | 100,0% | *220* | *300* | *37%* | *300* |
| 5 | *Spain* | *Wanadoo (1)* | 100,0% | *320* | *413* | *29%* | *413* |
| 6 | *UK* | *Freeserve (1)* | 100,0% | | *2 244* | *na* | *2 244* |
| | **Total Europe (excl. France)** | | | **679** | **3 128** | ***361%*** | **3 128** |
| | **Total Europe (incl. France)** | | | **2 510** | **6 129** | ***144%*** | **6 129** |
| | **of which Wanadoo** | | | **2 434** | **6 056** | | **6 056** |

**Rest of the world**

| | Country | Company | Interest (%) at 12/31/01 | Enterprise subs ('000) at 12/31/00 | Enterprise subs ('000) at 12/31/01 | FY01/FY00 (%) | Controlled subs ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 7 | *Ivory Coast* | *CI-Telcom* | 45,9% | *5* | *7* | *49%* | *7* |
| 8 | *Morocco* | *Maroc Connect (1)* | 90,0% | *8* | *10* | *36%* | *10* |
| 9 | *Salvador* | *CTE* | 26,0% | *11* | *20* | *81%* | *20* |
| 10 | *Senegal* | *Sonatel* | 42,3% | *5* | *7* | *35%* | *7* |
| 11 | *Argentina* | *Telecom Argentina (3)* | 14,0% | *206* | *292* | *41%* | *146* |
| 12 | *Mauritius Islands* | *Mauritius Telecom (4)* | 40,0% | | *42* | *na* | *17* |
| | **Total World (excluding Europe)** | | | **235** | **379** | ***na*** | **208** |

**Total**

| | Enterprise subs ('000) at 12/31/00 | Enterprise subs ('000) at 12/31/01 | FY01/FY00 (%) | Controlled subs ('000) at 12/31/01 |
|---|---|---|---|---|
| **Total World (excl. France)** | **914** | **3 507** | ***284%*** | **3 336** |
| **Total World (incl. France)** | **2 745** | **6 508** | ***137%*** | **6 337** |
| **of which Wanadoo** | **2 442** | **6 067** | | **6 067** |

### 2 - Affiliates

| | Country | Company | Interest (%) at 12/31/01 | Enterprise subs ('000) at 12/31/00 | Enterprise subs ('000) at 12/31/01 | FY01/FY00 (%) | Equity subs ('000) at 12/31/01 |
|---|---|---|---|---|---|---|---|
| 13 | *Germany* | *Freenet (5)* | 21,9% | *1 500* | *2 943* | *96%* | *645* |
| 14 | *Italy* | *Wind (2)* | 26,6% | *854* | *8 800* | *930%* | *2 339* |
| 15 | *Poland* | *TP Internet* | 33,9% | | *32* | *na* | *11* |
| 16 | *Portugal* | *Clix (6)* | 43,3% | *177* | *230* | *30%* | *100* |
| | **Total World** | | | **2 531** | **12 005** | ***na*** | **3 094** |

(1) : active clients (access to the Internet at least once in the past 30 days for Wanadoo and Freeserve ; the number of registered users is higher

(2) : for december,2001, after the acquisition of Infostrada

(3) : company consolidated on a proportionately basis (50%)

(4) : company consolidated on a proportionately basis (40%)

(5) : figure for the previous month (2001, november)

(6) : estimate for 12/31/2001

these figures do not include the subscribers of companies that are not fully consolidated or affiliated (NTL)

[shaded] : **Wanadoo direct interest (%)**


france telecom

# TOTAL CABLE SUBSCRIBERS FY 2001

## Europe

| Country | Company | Interest (%) at 12/31/01 | Enterprise subs ('000) at 12/31/00 | Enterprise subs ('000) at 12/31/01 | FY01/FY00 (%) | Controlled subs ('000) at 12/31/01 |
|---|---|---|---|---|---|---|
| *France* | *FTC* | 100,0% | *769* | *824* | *7%* | *824* |
| *Netherlands* | *Casema* | 86,0% | *1 328* | *1 351* | *2%* | *1 351* |
| **Total Europe (incl. France)** | | | **2 097** | **2 175** | ***4%*** | **2 175** |

(*) : these figures do not include the subscribers of companies that are not fully consolidated or affiliated (NTL)


france telecom


france telecom

Conference Call
January 29 th, 2002

# Full year 2001 Revenues

# Strong Revenue Growth confirmed

in billions of euros

| 1Q01 | 2Q01 | 3Q01 | 4Q01 |
|---|---|---|---|
| 10,04 | 20,42 | 31,6 | 43,03 |

**FY 2001 Revenues at 43.0 bn euros : + 27.8 % growth**

# Consolidated Revenues by Activities Contributive Revenues

*Contributive Revenues by Activities, in millions of euros*



6 964
5 310
+31,2%
+ 6,3%
19 832
18 657
+ 38,6%
1 461
1 054
+ 70,7%
14 769
8 653
FY00
FY01
Fixed line, voice and data services-International
Fixed line, voice and data services in France (*)
Wanadoo
Orange


*(*) - 1.2 % on same accounting methodology*

- **Strong growth for mobile business**
- **Almost 36% of International revenues over the period**

# Consolidated Revenues by Segment (*)


Orange

Wanadoo

Fixed line, voice and data services in France

Fixed line, voice and data services - International


15,8%
25,7%
3,1%
55,4%

***2000***


16,2%
34,3%
3,4%
46,1%

***2001***

- ➢ **Changing breakdown of consolidated revenues**
- ➢ **Wireless : a strong revenue driver**


Number of subscribers (controlled subsidiaries)
Total subscribers
77.0 millions
Total subscribers
91.7 millions
In Millions
33,1
30.5
39,2
2,6
2,1
43,2
39.3
40,0
6,3
2,2
Mobile
o/w Orange
Fixed lines
Internet
Cable
End 2000
End 2001
More mobile subscribers than fixed telephony lines

# Traffic Carried by France Telecom in France

*in billions of minutes*

| *Traffic by different usages* | 2000 | 2001 | % 00/01 |
|---|---|---|---|
| Mobile (incoming and outgoing) | 20,3 | 24,0 | +18,0% |
| Internet (*) | 28,8 | 54,0 | +87,3% |
| Traditional Usages | 117,2 | 107,4 | -8,4% |

(*) includes the traffics of most ISPs -of which Wanadoo- except ADSL access

*Total Traffic (excluding ADSL estimates)*

| | 2000 | 2001 | % 00/01 |
|---|---|---|---|
| Total "France Telecom traffic" | 157,1 | 161 | +2,5% |
| Interconnection | 35,8 | 57,8 | +61,7% |
| Total traffic | 192,9 | 218,8 | +13,4% |

*ADSL internet accesss traffic estimated (**)*

| | 2000 | 2001 | % 00/01 |
|---|---|---|---|
| ADSL internet accesss | 2,9 | 19,8 | +583,1% |

*(**) based on the assumption of 128 h per month per ADSL line*

**Surge in ADSL traffic**

# Evolution of France Telecom Traffic in France



FT traffic
+2%
+7%
+3%
+9%
+4%
+14%
+1%
+17%
Q1 01/00
Q2 01/00
Q3 01/00
Q4 01/00
FT traffic excluding ADSL
FT traffic including ADSL
Interconnection
+103%
+109%
+77%
+82%
+52%
+56%
+35%
+40%
Q1 01/00
Q2 01/00
Q3 01/00
Q4 01/00
Interconnection excl. ADSL
Interconnection incl. ADSL
Total traffic
+21%
+22%
+23%
+22%
Q1 01/00
Q2 01/00
Q3 01/00
Q4 01/00
Traffic excluding ADSL
traffic including ADSL
On the assumption of 128 h/ADSL line/month


**Steady total traffic growth : more than +20% quarter on quarter**

# Impact of ADSL on France Telecom

## from quarter to quarter



ADSL lines, 000
X 6.2
69
68
113
111
183
177
267
257
430
408
12/00
3/01
6/01
9/01
12/01
ADSL subscribers
Corporate connections


## with our objectives

- Mid-2001 : 50% domestic coverage (*), or 15 million lines (**)
- End -2001 : 2/3 domestic coverage(*), or nearly 20 million lines
- Target for end-2002 : nearly 3/4 domestic coverage

(*) coverage rate = total number of ADSL-ready lines, where a DSLAM has been instaled / total number of analog lines.

(**) line connected to a DSLAM-equipped distribution frame, long enough to accomodate ADSL

**ADSL : a new traffic growth driver for France Telecom**

ontributive Revenues as a
of Total Revenues


34%
66%


Orange


+ 70,7%
FY 00
FY 01


+28.8% growth in customer base
(group controlled subsidiaries)
In m
45
40
35
30
25
20
15
10
5
0
30.5
6,4
9,8
14,3
39.3
9,1
12,4
17,8
2000
2001
France UK ROW


+70.7% growth in contributive turnover
16
14
12
10
8
6
4
2
0
bn euros
8.7
1,7
1,7
5,3
+ 70,7%
14.8
2,9
5,3
6,6
2000
2001
France UK ROW

## Strong revenue growth

ɔntributive Revenues as a
of Total Revenues



34%
66%


# Orange France

## Annual Rolling ARPU (€)


Contract
592
583
Prepay
179
175
Overall
426
392
December 2000
December 2001


**Towards a stabilization of ARPU**

ontributive Revenues as a
of Total Revenues


34%
66%

# Orange UK

## Annual Rolling ARPU (£)

| | December 2000 | December 2001 |
|---|---|---|
| Contract | 525 | 550 |
| Prepay | 126 | 121 |
| Overall | 280 | 246 |

**Increasing contract ARPU**

ontributive Revenues as a of Total Revenues


3%
97%


Wanadoo

38,6%

FY 00 FY 01

## Contributive Revenues In Euros millions

| | 2000 | 2001 |
|---|---|---|
| Directories Business services | 744 | 843 |
| Portals and E-Merchant | 310 | 618 |
| Total | 1 054 | 1 461 |

+ 38,6%

Directories Business services

Portals and E-Merchant

**Strong growth in revenues**

ɔntributive Revenues as a of Total Revenues


3%
97%


Wanadoo


38,6%
FY 00
FY 01

| | December 2000 | December 2001 |
|---|---|---|
| **Access (1,2)** | | |
| **Total active customers ('000)** | 2 440 | 6 067 |
| **Portals (3)** | | |
| **Number of pages viewed (millions per month)** | 528 | 1 288 |
| **e-Merchant** | | |
| **Orders per month** | 83 000 | 201 833 |
| **Directories** | | |
| **On-line Advertisers** | 135 000 | 201 660 |

(1) France, Belgium, the Netherlands, Spain, Morocco ; UK (Freeserve) since March 2001
(2) including active customers to Freeserve in the preceding 30 days
(3) portals in France except kompass.fr and ridingzone in France, including Freeserve and Wanadoo since March 2001

## Strong growth of active customers

ontributive Revenues as a
of Total Revenues


46%
54%

# Fixed Telephony, Voice and Data in France (1)


6,3%
FY 00
FY 01

| *In Euros millions* | *FY 2001* | % 01/00 | % comparable |
|---|---|---|---|
| Fixed-line services | 13 837 | +5,3 % | -5,0 % |
| Corporate network services | 2 684 | +10,6 % | |
| On-line services | 932 | +18,4 % | |
| TV cable Broadcasting | 1 058 | +4,8 % | |
| Other | 1 321 | +2,6 % | |
| ***Total*** | 19 832 | +6,3 % | -1,2 % |

## Stability of Fixed Voice and Data Services in France Revenues

# Fixed Telephony Voice and Data in France (2)


in %
Competitors' share of DLD and ILD traffic carried by France Telecom
19,3
23,4
26,8
30,2
32,8
35,4
35,8
35,4
36,0
12/99
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01

**Stabilization in competition on long-distance market since March 2001**

# Fixed Telephony, Voice and Data in France (3)

ontributive Revenues as a of Total Revenues



46%
54%




6,3%
FY 00
FY 01


## Fixed telephony services















6.54
+ 9%
5,62
5,16
- 19.1%
5,29
5,21
+1.6%
- 8.7%
- 6.5%
1,20
1,13
+ 22 %
+ 25.1%
0,94
1,17
Subscription fees
Domestic calling
International telephone services
Interconnection fees
% 01/00 using the same methodology
% 01/00 using published figures
FY 2001 figures
FY 2000 published figures
FY 2000 restated figures


**Fixed-line telephony services revenues : 13.8 bn euros**

ontributive Revenues as a
of Total Revenues


46%

# Fixed Telephony, Voice and Data in France (4)


6,3%
FY 00
FY 01

## Corporate Network Services

### DATA Networks

- Development of new business services
  - Frame relay : +27.9 %
  - Internet revenues : x 2
  - Local network interconnection : +21.3 %
- Decrease in classic data transmission services revenues: - 15.9 %
  - mainly X25 packet switching services

### LEASED LINES

- Steady growth of high-speed digital lines for corporate
- Decrease in the number of low-speed digital leased lines
- Tariff decrease of up to 15% on certain high-speed digital leased lines

**Corporate network services revenues : 2.7 bn euros (+10.6%)**

ontributive Revenues as a
of Total Revenues


46%
54%

# Fixed Telephony Voice and Data in France (5)


6,3%
FY 00
FY 01

## On line services

**Internet Access:** (excl. Wanadoo revenues)

- **Strong Increase of Internet Access revenues : +56.7%**
  - **local calls billed through specific agreements with other ISPs**
  - **Development of ADSL subscriber base : 430 000 subs at the end of December 2001 (incl. Corporate subs)**

**Audiotel and Teletel Revenues :**

- **Audiotel : + 12.2 %**
- **Teletel and electronic directories : - 17.0 %**

**On line services revenues: 0.9 bn euros**
**( + 20.3 % comparable basis)**

ɔntributive Revenues as a
of Total Revenues


16%
84%

# International Fixed Telephony, Voice and Data


31,1%
FY 00
FY 01

***Subscribers in controlled subsidiaries (*)***

| | at 31/12/01 (**) | %01/00 |
|---|---|---|
| Fixed-line telephony | 5 564 | +13,8% |
| Mobile Telecommunications | 3 914 | +52,4% |
| Internet | 270 | +34,7% |
| Cable | 1 351 | +1,7% |
| Total | 11 099 | +23,5% |

(*) controlled either exclusively or jointly
(**) : excluding France, Orange and Wanadoo

***Contributive Revenues in millions Euros***

| | FY 2001 | %01/00 |
|---|---|---|
| Fixed-line telephony | 2 574 | +8,3% |
| Global telecom services | 2 154 | +120,7% |
| Mobile Telecommunications | 1 430 | +14,9% |
| Broadcasting and cable | 402 | +15,2% |
| Other revenues | 404 | +11,3% |
| Total | 6 964 | +31,1% |

**International fixed telephony, voice and data services revenues : 7.0 bn euros**

ontributive Revenues as a of Total Revenues


16%
84%

# International Fixed Telephony, Voice and Data


31,1%
FY 00
FY 01

## Global Services

### FY Revenues (*) for New Equant

| US $ in millions | FY 00 | FY 01 | Growth % |
|---|---|---|---|
| Network Services | 1 334,2 | 1 551,2 | +16,3% |
| Integration Services | 516,0 | 498,9 | -3,3% |
| Other Services | 132,0 | 284,1 | +115,2% |
| SITA Contract | 751,6 | 729,8 | -2,9% |
| Total Revenues (*) | 2 733,8 | 3 064,0 | +12,1% |

(*) pro-forma in 2000 and 2001

**In line with target of $3.1 bn revenue (pro-forma) for FY 2001**

# Conclusion

- **Continuing improvement in the mobile sector:**
  - strong growth in revenues, on a pro-forma basis
  - inflexion of ARPU
  - migration towards contract customers
- **Stabilization of Fixed telephony, voice and data revenues in France:**
  - in revenues, on a pro-forma basis
  - in LD market share
  - ADSL : a new market driver

## 2001: Confirmed Significant Growth

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**FRANCE TELECOM**

Dated: January 30, 2002

By: /s/ Jean-Claude Grynberg
Name: Jean-Claude Grynberg
Title: Director, Investor Relations



PADOCS01/ 217107.2